Morgan, Lewis & Bockius UK LLP

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Timothy J. Corbett

Partner

+44.20.3201.5690

tcorbett@morganlewis.com

November 9, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
Attention: Nicholas P. Panos, Senior Special Counsel
100 F Street, N.E.
Washington, D.C.  20549
United States of America

Dear Mr. Panos:

Re:                             CTC Media, Inc.
Schedule 13E-3
File No. 005-82305
Schedule 14A
File No. 000-52003
Filed October 22, 2015, by CTC Media, Inc.

This letter is in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated October 29, 2015 (the “Comment Letter”) to Yuliana Slashcheva, Chief Executive Officer of CTC Media, Inc. (the “Company”), relating to the Company’s Schedule 13E-3 filed on October 22, 2015 (the “Schedule 13E-3”) and the preliminary proxy statement on Schedule 14A filed on October 22, 2015 (the “Schedule 14A”).

The Staff’s comments are provided for convenience below along with the Company’s responses.  Page numbers in the comments reflect the page numbering of the Schedule 14A filed on October 22, 2015; page numbers in the responses reflect the page numbering in the amended Schedule 14A filed on the date hereof.

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Schedule 14A

Analysis of Financial Advisor of the Special Committee - Xenon Capital Partners, page 5

1.                    Please reconcile the disclosure that indicates the maximum consideration estimated by Xenon could be $2.19 per share with the disclosure in Annex D where Xenon opined on September 15, 2015 that its fairness assessment was based on a per share price of $2.21.

Response:

We respectfully advise the Staff that the maximum consideration estimated by Xenon was adjusted downward after September 15, 2015 in light of updated estimates of the Company’s available cash as of the effective time of the merger. Accordingly, we have revised the disclosure to so indicate on pages 5, 48 and 55.

Merger Consideration, page 9

2.                    We noticed the disclosure that “each outstanding share of our common stock...will be converted into the right to receive the merger consideration, which we anticipate will be between $1.77 and $2.19 per share in cash based on the information currently available...” Advise us why identification of a range of consideration, and one that appears subject to change, are compliant with Item 14(b)(4) of Schedule 14A.

Response:

In light of the Staff’s comments, we have revised the disclosure to clarify that the range presented reflects the minimum and maximum consideration that would be available, and have deleted references to the Company’s anticipation and information currently available.  Please see pages 9, 18, 64 and 92.

Reasons for the Transactions; Fairness of the Transactions, page 39

3.                    We note the disclosure appearing on pages 43-44 regarding certain determinations made by the Board of Directors, including its finding that “the positive factors relating to the sale and the merger significantly outweighed the potential negative factors.” Notwithstanding these disclosures, the issuer, CTC Media, Inc., is the party required to make a fairness determination. Please revise the discussion of fairness to affirmatively and expressly include a fairness determination made by the issuer CTC Media. No objection will be made, however, if the Board of Directors explicitly makes this determination on behalf of the issuer and directs such determination to the unaffiliated security holders of CTC Media, Inc. See Item 1014(a) of Regulation M-A.

Response:

We note the Staff’s comment and have revised the disclosure accordingly; please see pages 43, 44 and 45.

4.                    We note the extensive discussion of factors considered by both the special committee and Board of Directors. Revise to disclose the extent to which each of the factors enumerated in Instruction 2 of Item 1014 of Regulation M-A supported or detracted from the issuer’s fairness determination. If a factor was dismissed by the issuer in reaching a fairness determination, identify the factor and the reasons such dismissal occurred. Refer to Item 1014(b) of Regulation M-A and Instruction 2 thereto, as well as corresponding Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

Response:

In light of the Staff’s comments, the Company has revised the disclosure to address each of the enumerated factors and the impact, if any, of each factor on the special committee’s recommendation and the Board of Directors’ recommendation and fairness determination.  Please see pages 43, 44 and 45.

5.                    Given the projected range of consideration that could be received by unaffiliated security holders, in combination with the possibility that the range could change once additional information becomes known, advise us of the basis upon which the issuer can make its fairness determination in light of the absence of a guaranteed minimum amount of consideration unaffiliated security holders could expect to receive upon consummation of the merger. Please also address how such a fairness determination may be substantiated even though the range of consideration appears subject to change, and perhaps materially.

Response:

We note the response to comment number 2 above.  In light of the Staff’s comments, the Company has revised the disclosure to clarify that the range presented represents the minimum and maximum amount of per share consideration that will be available.  Please see page 9, 18, 64 and 92. In addition, the Company has revised the disclosure to make clear that the determination of fairness included an evaluation of the minimum consideration that may be received by stockholders in the merger.

6.                    Given the “whether or not” legal standard included within Item 8 of Schedule 13E-3 and corresponding Items 1014(c) and (e), affirmative statements regarding the availability of procedural protections, or absence thereof, associated with the proposed Rule 13e-3 transaction are required. Negative responses to these disclosure items must be expressly disclosed. Refer to Instruction E of Schedule 13E-3, or advise.

Response:

In light of the Staff’s comments, the Company has revised the disclosure to address specifically the availability or absence of the enumerated procedural protections.  See page 43, 44 and 45.

7.                    To the extent that the safeguards specified in Items 1014(c)-(e) have not been provided in connection with the proposed Rule 13e-3 transaction, the fairness discussion must be revised to include an express statement that addresses the basis for any fairness determination that is forthcoming by the issuer “despite the absence of these safeguards.” See Question and Answer Number 21 in Exchange Act Release 17719 (April 13, 1981).

Response:

We refer to the response to comment number 6 above.  In light of the Staff’s comments, the Company has revised the disclosure with respect to the absence of certain safeguards; please see page 45.

Certain Company Forecasts, page 53

8.                    Advise us what consideration, if any, CTC Media has given to presenting the forecasts in a manner that is compliant with Item 100 of Regulation G.

Response:

Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K contain an exemption for the use of non-GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A. The Company refers the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff interpreted the applicability of the exemption from Regulation G and Item 10(e) of Regulation S-K for the disclosure of non-GAAP financial measures pursuant to Item 1015 of Regulation M-A. The staff explained that the exemption from Regulation G and Item 10(e) of Regulation S-K is available for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements. The Company supplementally advises the Staff that the projections in question are disclosed pursuant to Item 1015 of Regulation M-A through Item 9 of Schedule 13E-3 and Item 14(b)(6) of Schedule 14A.

The Company also supplementally advises the staff that the assumptions underlying the non-GAAP measures presented on page 56 would be forward-looking in nature, and the Company believes that a quantitative reconciliation cannot be made available without unreasonable effort.  Accordingly, a reconciliation would not be required under Rule 100(a)(2) of

Regulation G, independent of the availability of the exemption provided in Rule 100(d) of Regulation G.  The information on page 50 has been provided to permit an investor to understand the inputs behind the evaluation by the board of directors of the Company and by the Company’s financial advisor of the fairness of the transaction being discussed. The Company believes that generating after-the-fact estimates of GAAP reconciliations in this context would be a speculative exercise that would be difficult to perform and that would suggest to investors and undue precision and predictability. The exercise would require the creation of new variables and assumptions and result in potentially confusing information being presented to investors.

9.                    We noticed the inclusion of cautionary language that indicates the CTC Media undertakes no obligation to update... “even in the event that any of the assumptions underlying the financial projections are shown to be in error or change except to the extent required by applicable federal securities law.” Please advise us as to the circumstances that could arise where all of the assumptions shown are in error yet CTC would bear no obligation to update. To the extent that no such circumstances exist, please revise the disclosure to remove the implication that compliance with the federal securities law is the exception in such instances, especially in the context of the proposed transaction. Consequently, it appears that CTC does have an ongoing obligation to update and that the disclaimer appears to have been incorrectly cited as a matter of fact and law.

Response:

In light of the Staff’s comments, the Company has revised the disclosure to omit references to projections made “in error”.  Please see page 57.

Interests of Certain Persons in the Merger, page 56

10.             We noticed that certain of the directors and executive officers, as well as Telcrest, have financial interests in the merger that may differ from those held by unaffiliated security holders. Given that a reduction of the compliance costs and administrative burden associated with operating CTC Media, including the costs associated with regulatory filings and compliance requirements, is anticipated if the transactions are approved, please supplement the existing disclosures by expressly indicating that affiliated security holders will become the direct beneficiaries of these costs savings. Please also quantify these cost savings by providing an aggregate total based on 2014 fiscal year expense data, and affirmatively indicate these savings will be realized on an annual, recurring basis.

Response:

In light of the Staff’s comments, the Company has revised the disclosure to quantify these expenses and to explicitly state that Telcrest will become the direct beneficiary of these savings.  See page 60.

Cautionary Statement Concerning Forward Looking Statements, page 60

11.             Section 21E, by its terms, does not apply in the context of transactions subject to Rule 13e-3. Consequently, none of the statements contained within the proxy statement may be properly defined as “forward-looking” or are otherwise protected under that statutory provision. Please remove the implication that any of the information contained within the proxy statement is regulated by such Private Securities Litigation Reform Act of 1995.

Response:

In light of the Staff’s comments, the Company has deleted references to Section 21E.  Please see page 64.

Fee Arrangements, page 68

12.             Advise us how the information provided in this section complies with Item 10 of Schedule 13E-3 and corresponding Item 1007(c) of Regulation M-A. Those regulatory provisions require a reasonably detailed itemized statement of all expenses to be incurred.

Response:

The Company has revised its disclosure to provide a reasonably detailed itemized statement of all expenses to be incurred.  Please see page 70.

Where You Can Find More Information, page 115

13.             The reference made to the availability of the Schedule 13E-3 exhibits is insufficient to satisfy the disclosure obligation under Item 9 of Schedule 13E-3. Notwithstanding the existing disclosure under Item 9(c) of Schedule 13E-3, revise the proxy statement to state whether the Xenon Capital Partners materials will be available for inspection and copying at the issuer’s principal executive office during regular business hours. See Item 1015(c) of Regulation M-A and Instruction E to Schedule 13E-3.

Response:

The Company has revised the disclosure to state that such materials will be available for inspection.  Please see page 117.

14.             Financial information from annual and quarterly reports file by CTC Media has been incorporated by reference in order to satisfy the disclosure obligation arising under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. As the Summary Historical Consolidated Financial Data at page 14 is incomplete, please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction nearly identical to Instruction 1 in the context of a tender offer: http://www.sec.gov/interps/telephone/phonesupplement3.htm

Response:

The Company has revised its disclosure to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required.  Please see page 14.

Annex

15.             Rule 14a-6(a) requires that the form of proxy be on file for ten calendar days, yet no form of proxy appears to have been transmitted. Please amend the filing to include the form of proxy, or advise. In addition, please ensure that both the preliminary proxy statement and form of proxy are clearly marked as being preliminary. See Rule 14a-6(e)(1).

Response:

The Company has filed a form of proxy with its amended filing.

*****

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff.  If you have any questions or comments regarding this response letter, please do not hesitate to contact me at Morgan, Lewis & Bockius UK LLP, +44.20.3201.5690, or by email at tcorbett@morganlewis.com.

Very truly yours,

/s/ Timothy J. Corbett
Timothy J. Corbett

cc:

Yuliana Slashcheva, Chief Executive Officer, CTC Media, Inc.

Stanislav Ploschenko, Chief Financial Officer, CTC Media, Inc.

Maxim Bobin, Chief Legal Officer, CTC Media, Inc.